Exhibit 3

Part II: **Activities of the Broker-Dealer Operator and its Affiliates**

Item 2: Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

☒ Yes ☐ No

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

The JPMS affiliates listed below are able, for their own or client accounts (e.g., as principal or agent), to enter or direct the entry of firm orders into JPMS' algorithms/SOR as clients of the Electronic Client Solutions Trading desk identified in response to Part II, Item 1(a). The affiliates also are able (ii) to route firm orders to one or more of the other JPMS business units identified in response to Part II, Item 1(a), which in turn are able to enter or direct the entry of firm orders into the algorithms/SOR on the affiliates' behalf and as discussed in Item 1(a). As described in Part III, Item 5, the algorithms/SOR is able to enter or direct the entry of Firm/Conditional Orders into JPB-X (using the "JPMS" MPID) based on the algorithms/SOR's own routing determinations or~~, with respect to~~ the algorithms/SOR is able to enter or direct the entry of the initial ~~conditional order only,~~Conditional Order(s) into JPB-X (using the "JPMS" MPID) based on the routing determinations of the JPMS affiliates or JPMS business units. As non-FINRA members, the affiliates listed below do not have their own MPIDs.

1. JPMorgan Asset Management (China) Company Limited (regulated by the China Securities Regulatory Commission ("CSRC"), the People's Bank of China, and the State Administration for Market Regulation of the People's Republic of China), which issues and sells funds and engages in investment management and other businesses approved by CSRC

2. Highbridge Capital Management LLC (regulated by the SEC, Securities and Futures Commission in Hong Kong, and Financial Conduct Authority in the United Kingdom ("FCA-UK")), which is a registered investment adviser and has developed a diversified

investment platform, including hedge funds, daily liquidity products, and other similar investment products

3.   J.P. Morgan Alternative Asset Management Inc. (regulated by the SEC), which is a U.S. investment advisory branch of J.P. Morgan Asset Management

4.   J.P. Morgan Investment Management Inc. ("JPMIM") (regulated by the SEC, FCA-UK, Securities and Exchange Board of India, Financial Supervisory Service in South Korea, and Financial Services Agency of Japan), which is registered with the SEC as an investment adviser; JPMIM and affiliated investment advisers comprise J.P. Morgan Asset Management

5.   J.P. Morgan Private Investments Inc. (regulated by the SEC), which is an investment adviser registered with the SEC and operates within the Asset & Wealth Management line of business

6.   J.P. Morgan Securities (Asia Pacific) Limited (regulated by the Hong Kong Monetary Authority and Securities and Futures Commission in Hong Kong), which engages in investment banking (corporate finance advisory and debt/equities securities origination and trading), market making of government bills and bonds, and the trading and marketing of FX, rate, money market, derivatives, cash equities, convertible bonds, distressed, and high yield assets

7.   J.P. Morgan Securities Asia Private Limited (regulated by the Monetary Authority of Singapore), which holds a Capital Markets Services license to deal in securities and advise on corporate finance

8.   J.P. Morgan Securities Australia Limited (regulated by the Australian Securities and Investments Commission), which is a market, clearing, and settlement participant on the ASX and engages in stockbroking, equity research and services in the ETO market for wholesale clients and makes markets in and advises on equity swaps, OTC options, and exchange listed warrants

9.   JPMorgan Asset Management (Asia Pacific) Limited (regulated by the Securities and Futures Commission in Hong Kong), which provides investment management services

10.   J.P. Morgan Securities (Far East) Limited (regulated by the Securities and Futures Commission in Hong Kong), which is a broker and lead underwriter in PRC and engages in securities dealing and investment banking activities in its Seoul Branch

11.   J.P. Morgan Securities plc (regulated by the FCA-UK and Prudential Regulation Authority in the United Kingdom), the principal activity of which is to be a booking and processing entity for investment banking activities initiated by other JPMorgan Chase & Co. ("JPMC") entities

12. J.P. Morgan (Suisse) SA (regulated by the Swiss Financial Market Supervisory Authority), which serves Swiss and international clients across the Private Banking and Investor Services lines of business

13. JPMorgan Asset Management (Europe) S.a.r.l. (regulated by the Commission de Surveillance du Secteur Financier), which is an investment management and management company

14. 55I, LLC (regulated by the SEC), which is a registered investment adviser and provides advisory services associated with tax harvesting solutions as well as ongoing trading and rebalancing services for clients

15. J.P. Morgan Markets Limited (regulated by the FCA-UK), which engages in global credit and equities trading

16. JPMorgan Asset Management (Japan) Limited (regulated by the Financial Services Agency of Japan), which engages in investment trust management, non-discretionary investment advisory services and discretionary investment management services, and the offering of beneficiary certificates of investment trusts and shares of non-Japanese pooled funds

17. JPMorgan Asset Management (Singapore) Limited (regulated by the Monetary Authority of Singapore), which engages in fund management

18. JPMorgan Asset Management (Taiwan) Limited (regulated by the Financial Supervisory Commission and Investment Commission of Ministry of Economic Affairs in Taiwan), which is an investment manager and securities investment trust

19. JPMorgan Asset Management (UK) Limited (regulated by the FCA-UK), which is a discretionary investment adviser

20. JPMorgan Chase Bank, National Association (regulated by the Office of the Comptroller of the Currency, Board of Governors of the Federal Reserve System, and Federal Deposit Insurance Corporation in the United States; Hong Kong Monetary Authority and Securities and Futures Commission in Hong Kong; Monetary Authority of Singapore; and FCA-UK and Prudential Regulation Authority in the United Kingdom), which is a wholly owned bank subsidiary of JPMC

21. JPMorgan Chase Funding Inc. (regulated by the Board of Governors of the Federal Reserve System), which may engage in activities permitted for a financial holding company as set forth in Board Regulation Y

22. JPMorgan Securities Japan Co., Ltd. ("JPMSJ") (regulated by the Financial Services Agency of Japan), which underwrites and trades securities, offers and brokers securities transactions, advises clients on

business strategies, capital structures, and financial strategies, and engages in M & A derivative transactions booked outside of JPMSJ

23.   Security Capital Research & Management Incorporated ("SCRM") (regulated by the SEC), which is registered with the SEC as an investment adviser; SCRM and affiliated investment advisers comprise J.P. Morgan Asset Management

24.   J.P. Morgan SE (regulated by the German Federal Financial Supervisory Authority, German Central Bank, and European Central Bank), which facilitates the provision of J.P. Morgan Global capabilities to Commercial & Investment Banking clients in the European Economic Area, also to EMEA clients in Private Bank

25. Almea 2 Segregated Portfolio Company (regulated by Cayman Island Monetary Authority), which is a wholly owned subsidiary of JPMorgan Chase Holdings LLC established to acquire hedge positions (for client trades) to the extent permitted to be acquired by JPMC and its subsidiaries

26. J.P. Morgan Mansart Management Limited (regulated by the FCA-UK), which is an investment manager.

b.   If yes, to Item 2(a), are the services that the NMS Stock ATS offers and provides to the Affiliates required to be identified in Item 2(a) the same for all Subscribers?

☒ Yes   ☐ No

If no, explain any differences in response to the applicable Item number in Part III of this form, as required, and list the applicable Item number here. If there are differences that are not applicable to Part III, explain those differences.

c.   Are there any formal or informal arrangements with an Affiliate required to be identified in Item 2(a) to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

☐ Yes   ☒ No

If yes, identify the Affiliate and respond to the request in Part III, Item 12 of this form.

d.   Can orders and trading interest in the NMS Stock ATS be routed to a Trading Center operated or controlled by an Affiliate of the Broker-Dealer Operator?

☐ Yes   ☒ No

If yes, respond to the request in Part III, Item 16 of this form.

Item 6: Activities of Service Providers

a.   Does any employee of the Broker-Dealer Operator or its Affiliate that services both the operations of the NMS Stock ATS and any other business unit or any Affiliate of the Broker-Dealer Operator ("shared employee") have access to confidential trading information on the NMS Stock ATS?

☒ Yes   ☐ No

If yes, identify the business unit, Affiliate, or both that the shared employee services, and provide a summary of the role and responsibilities of the shared employee at the ATS and the business unit, Affiliate, or both that the shared employee services.

Confidential trading information consists of data regarding open or partially open Firm/Conditional Orders in JPB-X ("real-time data") and data regarding fully or partially completed Firm/Conditional Orders in JPB-X, including executions and cancellations ("historical data"). Confidential trading information, however, does not include post-execution reporting under applicable reporting rules or regulations. Confidential trading information also does not include aggregated data resulting from the combination of the JPB-X historical data associated with a Subscriber's Firm/Conditional Order with data regarding other Firm/Conditional Orders of the Subscriber or other JPMS clients, whether or not such Firm/Conditional Orders were routed to JPB-X ("Aggregated Data"). Aggregated Data includes JPB-X historical data from only the prior trading day, including end of trading on trade date, or earlier. Aggregated Data can include any JPB-X historical data or some subset of JPB-X historical data. Aggregated Data sourced only from JPB-X historical data does not provide Subscriber-specific or symbol-specific information. Aggregated Data can be used (i) by JPMS to provide market color or trend analyses externally and/or to internal principal or agency trading desks or senior management (e.g., JPMS has included in marketing materials aggregate statistics regarding JPB-X such as executed volume); (ii) by JPMS to advertise, report on, or enhance the quality of its execution or other services offered to clients (e.g., JPMS has included in marketing materials aggregate VWAP slippage statistics that incorporate execution data from JPB-X and other venues to which Subscribers' VWAP orders were routed); and (iii) by third parties so they can provide JPMS with analytics (regarding, e.g., its market share or other performance metrics on a client-by-client basis). Such data sets are sufficiently aggregated and/or anonymized that they protect the confidentiality of Subscribers' trading strategies and are not themselves confidential trading information. Moreover, the use of such data sets, depending on the context, may be subject to confidentiality restrictions under agreements with recipients of the data sets and/or JPMC policies and procedures.

No employee or contingent worker ("workforce member") of JPMS or its affiliates is dedicated solely to servicing the operations of JPB-X. Shared workforce members with some level of access to confidential trading information on JPB-X include those described below to the extent they have a need to know such information to perform their respective responsibilities in connection with: (i) the operations and support of JPB-X; (ii) JPMS' risk management and compliance with applicable law in operating JPB-X; (iii) assisting clients, senior management, and business units that send orders to JPB-X; or (iv) developing or maintaining JPMS's infrastructure and applications, including those related to JPB-X. In particular, as detailed below, limited groups of shared workforce members have access to all real-time and historical data in JPB-X (1), and limited groups of shared workforce members have access to all historical data from JPB-X (2).Separately, there are groups of shared workforce members that have access to real-time and/or historical data regarding subsets of orders and executions that occur in JPB-X to perform their respective responsibilities (3). Shared workforce members authorized to access confidential trading information in connection with the responsibilities noted below are prohibited from using confidential trading information for purposes other than those described below.

Shared workforce members may be employed by (i) JPMS; (ii) an affiliate listed in Part II, Item 2; or (iii) a non-securities trading JPMS affiliate. References below to "affiliates worldwide" generally include an affiliate listed in Part II, Item 2, e.g., JPMorgan Chase Bank, National Association ("JPMCB"). While some individual shared workforce members may be employed by a JPMS affiliate listed in Part II, Item 2, only those shared workforce members described below as having trading responsibilities may in fact enter or direct the entry of Firm/Conditional Orders that ultimately access JPB-X. For example, those JPMCB-employed shared workforce members outlined in Section 1(b) below have access to certain confidential trading information but do not engage in trading activity while those JPMCB-employed shared workforce members outlined in Section 3(e) below have access to certain confidential trading information and can engage in trading activity. As noted above and in Part II, Item 7(a), shared workforce members with access to confidential trading information, including those employed by a JPMS affiliate listed in Part II, Item 2, have such access to the extent they have a need to know such information to perform their respective responsibilities and are prohibited from unauthorized or improper use of such information, e.g., front-running client orders.

(1) The following groups have access to all real-time and all historical data in JPB-X for the purposes described below:

a) Electronic Client Solutions ("ECS") Liquidity Product Specialists (workforce members of JPMS and its affiliates worldwide) responsible for the development and day-to-day operation of the SOR and JPMS' alternative trading systems, including JPB-X, who can access the JPB-X order book, which contains all real-time and historical data. This access allows ECS Liquidity Product Specialists to monitor the performance of JPB-X, prepare aggregated data sets as described above, detect any Subscriber behavior resulting in a materially negative impact to the operation of JPB-X or to other Subscribers or indicating a need to change a Subscriber's order flow type or tier assignment, work to resolve issues related to the foregoing that may arise, develop further product initiatives, and respond to client inquiries and regulatory requests; and

b) Personnel in technology groups (workforce members of JPMS affiliates worldwide) responsible for providing technical support or developing and maintaining applications, e.g., trading applications and other applications or services that support trading personnel described below, or infrastructure across JPMS, including the applications and infrastructure on which JPB-X relies, can access real-time and historical data regarding orders and executions that occur in JPB-X as necessary in the course of their work to provide support and develop and maintain the applications and infrastructure.

(2) The following groups have access to all historical data from JPB-X for the purposes described below:

a) Operations personnel (workforce members of JPMS affiliates worldwide) responsible for processing and providing operational support for transactions effected by JPMS and its affiliates, including trades in JPB-X, who can access historical data so they can monitor the post-trade processing of and provide operational support for transactions executed in JPB-X, including with respect to the clearance, settlement, and allocation of such transactions, and work to resolve any processing or other operational issues that may arise; and

b) Personnel in Compliance, Conduct and Operational Risk, Business Control Management, and technology groups (workforce members of JPMS affiliates worldwide), who can access historical data so they can maintain (i) JPMS' and its affiliates' compliance with laws applicable to the operation of JPB-X, including through supervision, surveillance and the preparation of regulatory reports and responses to regulatory request; and (ii) related systems.

(3) The following groups have access to real-time and/or historical data regarding subsets of orders and executions that occur in JPB-X for the purposes described below:

a) The ECS Client Coverage, ECS Product, ECS Connectivity, and ECS Sales groups (workforce members of JPMS and its affiliates worldwide), which provide client services to ECS clients, including JPB-X Subscribers, and can access real-time and historical data regarding subsets of orders and executions that occur in JPB-X so they can field inquiries from clients regarding orders routed to JPB-X by or on behalf of the clients;

b) ECS senior management (workforce members of JPMS and its affiliates worldwide) responsible for the ECS business, including the JPB-X offering and its operation, who can access real-time and historical data at a summary level (e.g., aggregated order quantities by client or symbol) so they can appropriately supervise and manage the ECS Liquidity Product Specialists, ECS Client Coverage, ECS Product, ECS Connectivity, and ECS Sales groups;

c) Personnel in the equities Analytics, Automation and Optimization quantitative research groups, Equities Trading quantitative research groups, and the Markets Business Intelligence Group (together, the "Equities Quantitative Research Groups") (workforce members of JPMS and its affiliates worldwide), who can access real-time and/or historical data regarding JPB-X activity occurring through the upstream systems or desks they support when necessary in the course of their work to provide support or develop and maintain applications and infrastructure (including, in the case of (i) the equities electronic trading quantitative research group, to, e.g., develop quantitative models employed by the applications and to analyze the performance of these applications and their underlying models; (ii) the Analytics, Automation, and Optimization quantitative research group to,

e.g., maintain the applications that support trading personnel described below and the integrity of data used by such applications; and (iii) the Markets Business Intelligence Group to, e.g., provide senior management with aggregated trading analytics);

d) Personnel in Operations and Business Control Management (described in section 2 above), who can access real-time data on a limited basis in connection with their responsibilities described above;

e) Business unit sales and trading personnel who ~~route firm orders to~~are responsible for Firm/Conditional Orders routed to JPB-X via the algorithms/SOR ~~for execution~~ (workforce members of JPMS and its affiliates worldwide), ~~who~~ can access real-time and historical data regarding orders and executions that occur in JPB-X regarding only that business unit's or a subset of that business unit's Firm/Conditional

Orders so they can monitor such Firm/Conditional Orders, field inquiries regarding their orders, including those Firm/Conditional Orders routed to JPB-X, or provide technical support for related trading application; and

f) Personnel in Model Risk Governance and Review (workforce members of JPMS and its affiliates worldwide) who can access historical data so they can perform model governance and model review functions, including conducting independent assessment and monitoring of the performance of Firm models that execute transactions in JPB-X.

b. Does any entity, other than the Broker-Dealer Operator, support the services or functionalities of the NMS Stock ATS ("service provider") that are required to be explained in Part III of this form?

☒ Yes   ☐ No

If yes, both identify the service provider and provide a summary of the role and responsibilities of the service provider in response to the applicable Item number in Part III of this form, as required. List the applicable Item number here. If there are services or functionalities that are not applicable to Part III, identify the service provider, the services and functionalities, and also provide a summary of the role and responsibilities of the service provider here.

Equinix, Inc., a third-party data center provider, maintains the Equinix NY4 New York IBX Data Center, the data center in which the JPB-X matching system is located. Redline, a market data provider, is described in Part III, Item 23.

c. If yes to Item 6(b), does the service provider, or any of its Affiliates, use the NMS Stock ATS services?

☒ Yes   ☐ No

If yes, identify the service provider, or the Affiliate as applicable, and the ATS services that the service provider or its Affiliates use.

Redline, a market data provider used by JPB-X, is wholly owned by an entity in which a JPMS affiliate that is not a Subscriber of JPB-X owns a minority interest. JPMS understands that other market participants (or affiliated entities of other market participants) who may be Subscribers of JPB-X also may own an interest in Redline's affiliate.

d.   If yes to Item 6(c), are the services that the NMS Stock ATS offers and provides to the entity required to be identified in Item 6(c) the same for all Subscribers?

☒ Yes   ☐ No

If no, identify and explain any differences.

Item 5: Means of Entry

a. Does the NMS Stock ATS permit orders and trading interest to be entered directly into the ATS (e.g., via Financial Information eXchange ("FIX") protocol, Binary)?

☒ Yes   ☐ No

If yes, explain the protocol that can be used to directly enter orders and trading interest into the ATS.

Subscribers can enter Firm/Conditional Orders directly into JPB-X by routing through JPMS' JISU technology, a low-latency platform accessible through a standard FIX messaging protocol (FIX 4.2 API). JPMS' JISU technology accesses JPB-X through a proprietary FIX messaging protocol and is the only means by which Subscribers can access JPB-X directly.

b. If yes to Item 5(a), are the protocols required to be identified in Item 5(a) the same for all Subscribers and the Broker-Dealer Operator?

☐ Yes   ☒ No

If no, identify and explain any differences.

Only institutional investor clients of JPMS can enter Firm/Conditional Orders directly into JPB-X. JPMS trading desks, JPMS' affiliates, and U.S.-registered broker-dealer clients (whether acting as agent or principal) cannot enter Firm/Conditional Orders directly into JPB-X.

c. Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)?

☒ Yes   ☐ No

If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator, either by itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker- Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through these means.

For the avoidance of doubt, (i) "Firm Orders" refers to the firm orders that the algorithms/SOR is able to enter, or direct the entry of, into

JPB-X, but does not refer to the firm orders that the Subscribers enter into the algorithms/SOR, and (ii) "Conditional Orders" refers to the trading interest in the form of conditional orders that the algorithms/SOR is able to enter, or direct the entry of, into JPB-X.

Subscribers can (i) enter firm orders into JPMS' algorithmic trading strategies, which can direct the SOR to enter child Firm/Conditional Orders into JPB-X based on the algorithmic trading strategies' own routing determinations, or, ~~with respect to~~ (ii) enter firm orders into JPMS' algorithmic trading strategies, which can direct the SOR to enter the initial ~~conditional order only,~~Conditional Order(s) into JPB-X based on the routing determinations of such Subscribers. Subscribers also can (i) enter firm orders into the SOR, which can enter child Firm/Conditional Orders into JPB-X based on the ~~SOR's~~SOR's own routing determinations, or, ~~with respect to~~ (ii) enter firm orders into the SOR, which can enter the initial ~~conditional order only,~~Conditional Order(s) into JPB-X based on the routing determinations of such Subscribers. The SOR accesses JPB-X through a proprietary FIX messaging protocol. Subscribers can enter firm orders into JPMS algorithmic trading strategies and the SOR via a client gateway (JPMS' JISU technology or an order management system selected by the Subscriber). Subscribers can opt out of having the algorithms/SOR route Firm/Conditional Orders to JPB-X. Subscribers that access the algorithms/SOR are subject to any applicable contractual agreements with JPMS, such as any Electronic Trading Terms of Service, the terms of which (regarding, e.g., intellectual property rights, warranties, indemnification obligations, and limitations of liability) are sometimes negotiated and generally do not contain specific terms and conditions for accessing JPB-X through the algorithms/SOR. There is no means by which to access JPB-X through the algorithms/SOR that is available to JPMS business units or JPMS affiliates but not to Subscribers. Unless otherwise noted, the description above applies to both Firm/Conditional Orders designated for VWAP Price Match and Firm/Conditional Orders designated for Close Price Match (see Part III, Item 7).

d.   If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes   ☐ No

If no, identify and explain any differences.

Item 19: Fees

    a. Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).

        JPMS charges unbundled subscription fees to Subscribers for access to JPB-X that can take the form of either a fixed fee or a volume-based fee (with a floor of $0/share in both cases and no set maximum). The availability of these fee types is not limited by Subscriber type. Variables that impact the amount of the fee include the volume of the client's trading through JPMS, the order match type(s) utilized by the client, and JPMS' overall business relationship with the client and its affiliates.

        ~~JPB-X is assessed Consolidated Audit Trail (CAT) regulatory fees in connection with trading on JPB-X. JPB-X is the CAT executing broker on both buy and sell tape reported transaction reports and may pass through the assessed CAT regulatory fees to the Subscribers associated with such transaction reports. JPMS may determine whether to pass the CAT regulatory fee through to a Subscriber based on the volume of the client's trading through JPMS and JPMS' overall business relationship with the client and its affiliates.~~

    b. Identify and describe any fees or charges for use of the NMS Stock ATS services that are bundled with the Subscriber's use of non-ATS services or products offered by the Broker-Dealer Operator or its Affiliates, including a summary of the bundled services and products, the structure of the fee, variables that impact the fee, differentiation among types of Subscribers, and range of fees.

        JPMS individually negotiates fees and charges with clients that use multiple JPMS order handling and execution services, which include algorithmic trading strategies, the SOR, research, prime brokerage, high-touch trading, and/or program trading. Such clients include those that access JPB-X via the algorithms/SOR. These fees and charges necessarily vary across clients based on the products and services provided to them by JPMS and can take the form of a Cost+ fee (including a volume-based or flat fee commission) or an All-In fee (negotiated at an overall client-level). The availability of these fee types is not limited by client type. Variables that impact the amount of the fee include the volume of the client's trading through JPMS, the order match type(s) utilized by the client, and JPMS' overall business relationship with the client and its affiliates. ~~With the exception of certain principal transactions noted below, JPB-X is the CAT executing broker on both buy and sell tape-reported transaction reports, JPB-X may pass through the assessed CAT regulatory fees to Cost+ fee-Subscribers (but not All-In fee-Subscribers) associated with such transaction reports. JPMS may determine whether to pass the CAT regulatory fee through to a Cost+ fee-Subscriber based on the volume of the client's trading through JPMS and JPMS' overall business relationship with the client and its affiliates. Where a FINRA-registered broker-dealer Subscriber (whether Cost+ or All-In) trades with a principal order originating from a JPMS business unit, the Subscriber is reported as the contra-side broker on a tape-reported transaction report and will be assessed the CAT regulatory fee directly.~~

c. Identify and describe any rebate or discount of fees or charges required to be identified in Items 19(a) and 19(b), including the type of rebate or discount, structure of the rebate or discount, variables that impact the rebate or discount, differentiation among types of Subscribers, and range of rebate or discount.

JPMS does not offer rebates for the use of JPB-X. JPMS individually negotiates fees and charges, which may be bundle as described above in response to Part III, Item 19(b), resulting in fees and charges that may vary across Subscribers.

Summary report: Litera Compare for Word 11.8.0.56 Document comparison done on 1/30/2026 3:53:42 PM	
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